                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13E-3

                        RULE 13E-3 TRANSACTION STATEMENT
       (PURSUANT TO SECTION 13(E) OF THE SECURITIES EXCHANGE ACT OF 1934)

                               (AMENDMENT NO. 3)

                          PHYSICIANS' SPECIALTY CORP.
                              (Name of the Issuer)

                               TA MERGERCO, INC.

                              TA ASSOCIATES, INC.
                              TA/ADVENT VIII, L.P.
                        TA/ATLANTIC AND PACIFIC IV, L.P.
                             TA EXECUTIVES FUND LLC
                                TA INVESTORS LLC

                               RICHARD D. BALLARD
                               GERALD R. BENJAMIN
                               ROBERT A. DIPROVA
                               LAWRENCE P. KRASKA
                              RAMIE A. TRITT, M.D.

                          PHYSICIANS' SPECIALTY CORP.
                      (Name of Person(s) Filing Statement)

                    COMMON STOCK, PAR VALUE $.001 PER SHARE
                         (Title of Class of Securities)

                                   718934102
                     (CUSIP Number of Class of Securities)


    Physicians' Specialty Corp.                 TA MergerCo, Inc.                    TA Associates, Inc.
       1150 Lake Hearn Drive                 c/o TA Associates, Inc.             125 High Street, Suite 2500
             Suite 640                     125 High Street, Suite 2500                 Boston, MA 02110
         Atlanta, GA 30342                       Boston, MA 02110                       (617) 574-6700
           (404) 256-7535                         (617) 574-6700

        TA/Advent VIII, L.P.             TA/Atlantic and Pacific IV, L.P.           TA Executives Fund LLC
      c/o TA Associates, Inc.                c/o TA Associates, Inc.               c/o TA Associates, Inc.
    125 High Street, Suite 2500            125 High Street, Suite 2500           125 High Street, Suite 2500
          Boston, MA 02110                       Boston, MA 02110                      Boston, MA 02110
           (617) 574-6700                         (617) 574-6700                        (617) 574-6700

          TA Investors LLC                      Richard D. Ballard                    Gerald R. Benjamin
      c/o TA Associates, Inc.                 1150 Lake Hearn Drive                 1150 Lake Hearn Drive
    125 High Street, Suite 2500                     Suite 640                             Suite 640
          Boston, MA 02110                      Atlanta, GA 30342                     Atlanta, GA 30342
           (617) 574-6700                         (404) 256-7535                        (404) 256-7535

         Robert A. DiProva                      Lawrence P. Kraska                   Ramie A. Tritt, M.D.
       1150 Lake Hearn Drive                  1150 Lake Hearn Drive                 1150 Lake Hearn Drive
             Suite 640                              Suite 640                             Suite 640
         Atlanta, GA 30342                      Atlanta, GA 30342                     Atlanta, GA 30342
           (404) 256-7535                         (404) 256-7535                        (404) 256-7535

                                                  WITH COPIES TO:

         John J. Kelley III                      Richard H. Brody                   Joseph L. Johnson III
          King & Spalding                      Troutman Sanders LLP              Goodwin, Procter & Hoar LLP
        191 Peachtree Street                   600 Peachtree Street                     Exchange Place
       Atlanta, Georgia 30303                 Atlanta, Georgia 30308             Boston, Massachusetts 02109
           (404) 572-4600                         (404) 885-3000                        (617) 570-1000


 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Person(s) Filing Statement)

 This statement is filed in connection with (check the appropriate box):

 a. The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C, or Rule 13e-3(c) under the Securities Exchange Act of 1934. [X]
 b. The filing of a registration statement under the Securities Act of 1933. [ ]
 c.      A tender offer. [ ]
 d.      None of the above. [ ]


         Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: [ ]


                           CALCULATION OF FILING FEE

---------------------------------------------------------------------------------
        Transaction Value*                                   Amount of Filing Fee
---------------------------------------------------------------------------------
           $99,463,224..........................                  $19,893
---------------------------------------------------------------------------------

* For purposes of calculating the fee only. Assumes purchase of 9,472,688 shares of Common Stock, par value $.001 per share, of Physicians' Specialty Corp. at $10.50 per share.


Check box if any of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing. [X]

Amount previously paid:             $19,893
Form or registration no.:           Preliminary Proxy Statement on Schedule 14A
Filing party:                       Physicians' Specialty Corp.
Date filed:                         July 14, 1999

         This Amendment No. 3 (the "Final Amendment") on Schedule 13E-3 amends and supplements the Rule 13E-3 Transaction Statement on Schedule 13E-3 filed by
(i) Physicians' Specialty Corp. (the "Company"), (ii) TA MergerCo, Inc., TA Associates, Inc., TA/Advent VIII, L.P., TA/Atlantic and Pacific IV, L.P., TA Executives Fund LLC and TA Investors LLC (the "TA Investors") and (iii) Richard
D. Ballard, Gerald R. Benjamin, Robert A. DiProva, Lawrence P. Kraska and Ramie
A. Tritt, M.D. (the "Management Sponsors") on July 14, 1999, as amended and supplemented by Amendment No. 1 thereto filed on August 27, 1999 and Amendment No. 2 thereto filed on September 29, 1999 (as amended and restated, the "Statement"), in connection with a proposal to approve an Agreement and Plan of Merger among TA MergerCo, Inc., the TA Investors and the Company, dated as of June 14, 1999 (the "Merger Agreement").

ITEM 6.           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     The information set forth in Item 6 of the Statement is hereby amended and supplemented as follows:


     As part of the Merger, Physicians' Specialty entered into an Investment Agreement, dated November 1, 1999 (the "Investment Agreement") with Allied Capital Corporation ("Allied") pursuant to which Allied provided $15.0 million to the Company in exchange for the Company issuing to Allied $15.0 million of senior subordinated debentures and pursuant to which Allied provided $1.0 million to the Company in exchange for 850 shares of the Company's redeemable preferred stock and 97,411 shares of the Company's convertible preferred stock. The senior subordinated debentures mature on November 1, 2006, and interest accrues at a rate of 15.5% per annum, 12% of which must be paid in cash and 3.5% of which is added, at the beginning of each calendar quarter, to the principal amount due at maturity. The senior subordinated debentures are unsecured and subordinate to a revolving credit facility (described below) and any refinancing thereof. In addition, pursuant to the Investment Agreement the Company is subject to restrictions on affiliate transactions, indebtedness, dividends, liens, stock repurchases, asset sales and acquisitions. The obligations and liabilities of the Company with respect to the senior subordinated debentures are also guaranteed by the Company's subsidiaries.

     In order to finance the Merger, the Company drew down $42.5 million of a new $60.0 million revolving credit facility administered by First Union National Bank. Borrowings under the revolving credit facility are secured by a first priority lien on and security interest in (i) 100% of the capital stock of certain subsidiaries of the Company and (ii) substantially all of the assets of the Company and its subsidiaries. The revolving credit facility terminates on November 1, 2004. Interest on current borrowings under the revolving credit facility is 3.50% over LIBOR.

    In connection with the $42.5 million of borrowings, the Company entered into a fixed rate hedge agreement, converting 30-day LIBOR to a fixed rate of 6.10%. The hedge agreement terminates on December 29, 2000.

ITEM 10.      INTEREST IN SECURITIES OF THE ISSUER.


         The information set forth in Item 10 of the Statement is hereby amended and supplemented as follows:

         As a result of the Merger and the transactions consummated in connection therewith 3,149,669 shares of the Company's common stock is owned by the TA Investors representing 58.2% of the Company's outstanding common stock. The number of shares of common stock owned by the TA Investors includes shares of common stock issuable upon conversion of shares of the Company's convertible participating preferred stock owned by the TA Investors. As a result of the Merger, the Management Sponsors own approximately 1,580,000 shares of common stock (which includes shares held by Bock, Benjamin & Co. Partners, L.P. of which Gerald R. Benjamin is a principal of the partnership's general partner) representing 29.3% of the Company's outstanding common stock. The TA Investors also own 26,950 shares representing approximately 97% of the Company's redeemable preferred stock.

ITEM 16.          ADDITIONAL INFORMATION.


         The information set forth in Item 16 of the Statement is hereby amended and supplemented as follows:


         The Merger Agreement and the transactions contemplated thereby were approved by the stockholders of the Company at a Special Meeting held on October 28, 1999, and the transactions described in this Statement were consummated on November 1, 1999. The Company filed a Certificate of Merger with the Secretary of State of Delaware on November 1, 1999, and the Merger became effective on that date.

         Each share of common stock of the Company that was issued and outstanding immediately prior to the Effective Time (other than certain shares held by the Management Sponsors, certain affiliated physicians, Bock, Benjamin & Co. Partners, L.P. and shares held by employees as a result of the exercise of options in conjunction with the consummation of the Merger) was converted as of the Effective Time into the right to receive $10.50 per share in cash, in accordance with the Merger Agreement.


         Because the Company, as a result of the Merger, has only 44 shareholders, the Company filed on November 1, 1999 certification on Form 15 pursuant to Rules 12g-4 and 12h-3 to provide notice of termination of the registration of the common stock of the Company under the Securities and Exchange Act of 1934, as amended, and to suspend all reporting requirements thereunder.


ITEM 17.          MATERIAL TO BE FILED AS EXHIBITS.


         (a)(3)   Investment Agreement, dated November 1, 1999, by and between
                  Physicians' Specialty Corp. and Allied Capital Corporation.

         (a)(4)   Senior Subordinated Debenture, dated November 1, 1999, from
                  Physicians' Specialty Corp. to Allied Capital Corporation.

         (a)(5) Subsidiary Guaranty, dated November 1, 1999, by the Company's subsidiaries listed on the signature pages attached thereto in favor of Allied Capital Corporation.

         (a)(6)   Credit Agreement, dated as of November 1, 1999, among
                  Physicians' Specialty Corp., First Union National Bank, as
                  Administrative Agent, CIBC World Markets Corp., as Syndication
                  Agent and the entities listed as Lenders therein.

                                   SIGNATURES

         After due inquiry and to the best of our knowledge and belief, each of the undersigned certifies that the information set forth in this Statement is true, complete and correct.

                              PHYSICIANS' SPECIALTY CORP.



                              By: /s/ GERALD R. BENJAMIN
                                 --------------------------------------------
                                 Name:  Gerald R. Benjamin
Dated: November 9, 1999          Title: Executive Vice President





                              TA MERGERCO, INC.



                              By:/s/ RICHARD TADLER
                                 --------------------------------------------
                                 Name:  Richard Tadler
Dated: November 9, 1999          Title: President and Chief Executive Officer




                              TA ASSOCIATES, INC.



Dated: November 9, 1999       By:/s/ RICHARD TADLER
                                 --------------------------------------------
                                 Name:  Richard Tadler
                                 Title: Managing Director




                              TA/ADVENT VIII, L.P.


                              By: TA ASSOCIATES VIII LLC
                                  Sole General Partner


                                       By: TA ASSOCIATES, INC.
                                           Manager


                                       By: /s/ RICHARD TADLER
Dated: November 9, 1999                    ----------------------------------
                                           Name:  Richard Tadler
                                           Title: Managing Director

                                      TA/ATLANTIC AND PACIFIC IV, L.P.

                                      By: TA ASSOCIATES AP IV, L.P.
                                          Sole General Partner


                                          By: TA ASSOCIATES, INC.
                                              Sole General Partner



Dated: November 9, 1999                   By: /s/ Richard Tadler
                                             ----------------------------------
                                             Name: Richard Tadler
                                             Title: Managing Director




                                      TA EXECUTIVES FUND LLC


                                      By:   TA ASSOCIATES, INC.
                                            Manager



Dated: November 9, 1999               By: /s/ Richard Tadler
                                         --------------------------------------
                                         Name: Richard Tadler
                                         Title: Managing Director




                                      TA INVESTORS LLC


                                      By: TA ASSOCIATES, INC.
                                             Manager



Dated: November 9, 1999               By: /s/ Richard Tadler
                                         --------------------------------------
                                         Name: Richard Tadler
                                         Title: Managing Director

                                  RAMIE A. TRITT

Dated: November 9, 1999                          *
       ------------------         -----------------------------------


                                  RICHARD D. BALLARD

Dated: November 9, 1999                          *
       ------------------         -----------------------------------



                                  GERALD R. BENJAMIN


Dated: November 9, 1999           /s/ Gerald R. Benjamin
       ------------------         -----------------------------------


                                  LAWRENCE P. KRASKA


Dated: November 9, 1999                          *
       ------------------         -----------------------------------


                                  ROBERT A. DIPROVA


Dated: November 9, 1999                          *
       ------------------         -----------------------------------





                                    /s/ Gerald R. Benjamin
                                  -----------------------------------

                                    * By Gerald R. Benjamin, as Attorney-in-Fact
                                      for the persons indicated.

                                 EXHIBIT INDEX


EXHIBIT NO.         DESCRIPTION                                                        PAGE NUMBER
-----------         -----------                                                        -----------

(a)(3) Investment Agreement, dated November 1, 1999, by and between Physicians' Specialty Corp. and Allied Capital
                    Corporation.

(a)(4) Senior Subordinated Debenture, dated November 1, 1999, from Physicians' Specialty Corp. to Allied Capital
                    Corporation.

(a)(5)              Subsidiary Guaranty, dated November 1, 1999, by the
                    Company's subsidiaries listed on the signature pages attached thereto in favor of Allied Capital Corporation.

(a)(6)              Credit Agreement, dated as of November 1, 1999, among
                    Physicians' Specialty Corp., First Union National Bank, as Administrative Agent, CIBC World Markets Corp., as
                    Syndication Agent and the entities listed as Lenders therein.



                                      -21-